                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)


                              Atlantic Realty Trust
-------------------------------------------------------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   048798-10-2
                                 (CUSIP Number)


                                  Milton Cooper
                            Kimco Realty Corporation
                             3333 New Hyde Park Road
                          New Hyde Park, NY 11042-0020
                                 (516) 869-9000

                                 with a copy to:

                              Raymond Y. Lin, Esq.
                           Erica H. Steinberger, Esq.
                              Latham & Watkins LLP
                                885 Third Avenue
                          New York, New York 10022-4802
                                 (212) 906-1200
-------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 31, 2003
             (Date of Event which Requires Filing of this Statement)


              If the filing person has previously filed a statement
        on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule
            13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


                         (Continued on following pages)
                              (Page 1 of 21 pages)

------------------------           13D                   ----------------------
CUSIP No.  048798-10-2                                         Page 2 of 21
           -----------

---------- --------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Corporation
---------- --------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                        (b) |_|
---------- --------------------------------------------------------------------

   3       SEC USE ONLY
---------- --------------------------------------------------------------------

   4       SOURCE OF FUNDS

           WC
---------- --------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|
---------- --------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6

           Maryland
---------- --------------------------------------------------------------------
    NUMBER OF                SOLE VOTING POWER
                       7
     SHARES                  355,498
                    -------- --------------------------------------------------
   BENEFICIALLY              SHARED VOTING POWER
                       8
    OWNED BY                 712,539
                    -------- --------------------------------------------------
     EACH                    SOLE DISPOSITIVE POWER
                       9
   REPORTING                 355,498
                    -------- --------------------------------------------------
    PERSON                   SHARED DISPOSITIVE POWER
                      10
     WITH                    712,539
---------- --------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,068,037
---------- --------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
---------- --------------------------------------------------------------------
  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           30.0%
---------- --------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           CO
---------- --------------------------------------------------------------------

------------------------           13D                   ----------------------
CUSIP No.  048798-10-2                                         Page 3 of 21
           -----------

---------- --------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Kimco Realty Services, Inc.
---------- --------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                        (b) |_|
---------- --------------------------------------------------------------------

   3       SEC USE ONLY
---------- --------------------------------------------------------------------

   4       SOURCE OF FUNDS

           WC, AF
---------- --------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|
---------- --------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6

           Delaware
---------- --------------------------------------------------------------------
    NUMBER OF                SOLE VOTING POWER
                       7
     SHARES                  None
                    -------- --------------------------------------------------
   BENEFICIALLY              SHARED VOTING POWER
                       8
    OWNED BY                 712,539
                    -------- --------------------------------------------------
     EACH                    SOLE DISPOSITIVE POWER
                       9
   REPORTING                 None
                    -------- --------------------------------------------------
    PERSON                   SHARED DISPOSITIVE POWER
                      10
     WITH                    712,539
---------- --------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           712,539
---------- --------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |_|
---------- --------------------------------------------------------------------
  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.0%
---------- --------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           CO
---------- --------------------------------------------------------------------

------------------------           13D                   ----------------------
CUSIP No.  048798-10-2                                         Page 4 of 21
           -----------
---------- --------------------------------------------------------------------

   1       NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities only)

           Milton Cooper
---------- --------------------------------------------------------------------

   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                        (b) |_|
---------- --------------------------------------------------------------------

   3       SEC USE ONLY
---------- --------------------------------------------------------------------

   4       SOURCE OF FUNDS

           OO
---------- --------------------------------------------------------------------

   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            |_|
---------- --------------------------------------------------------------------
           CITIZENSHIP OR PLACE OF ORGANIZATION
   6

           United States
---------- --------------------------------------------------------------------
    NUMBER OF                SOLE VOTING POWER
                       7
     SHARES                  29,824
                    -------- --------------------------------------------------
   BENEFICIALLY              SHARED VOTING POWER
                       8
    OWNED BY                 3,127
                    -------- --------------------------------------------------
     EACH                    SOLE DISPOSITIVE POWER
                       9
   REPORTING                 29,824
                    -------- --------------------------------------------------
    PERSON                   SHARED DISPOSITIVE POWER
                      10
     WITH                    3,127
---------- --------------------------------------------------------------------

  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           32,951
---------- --------------------------------------------------------------------

  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            |X|
---------- --------------------------------------------------------------------
  13
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           .9%
---------- --------------------------------------------------------------------

  14       TYPE OF REPORTING PERSON

           IN
---------- --------------------------------------------------------------------

                                                             Page 5 of 21 pages

         This Amendment No. 9 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000, August
23, 2000 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services"), and August 9, 2001 (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

         Item 2. Identity and Background.

         Information with respect to the executive officers and directors of Kimco and Services, other than Mr. Cooper, required by Instruction C of Schedule 13D, is set forth on Schedule I hereto and incorporated herein by reference.

         Item 4. Purpose of Transaction.

         The Company's charter contains a provision limiting the number of Shares that may be owned, actually or constructively pursuant to the attribution rules set forth in Section 544 of the Internal Revenue Code of 1986, as amended, as modified by Section 856(h), or in Section 318(a) as modified by Section 856(d)(5) (constructive ownership pursuant to such attribution rules, "Constructive Ownership"), by any person to 9.8% of the total number of Shares issued and outstanding. Kimco, Mr. Cooper and the Company entered into a Standstill Agreement, dated as of April 30, 1998, pursuant to which the Company granted Kimco and Mr. Cooper an exception from such charter provision with respect to Shares Constructively Owned by either Kimco or Mr. Cooper in excess of 9.8% of the issued and outstanding Shares (the "Excess Shares"), and Kimco and Mr. Cooper agreed, unless specifically requested by the Company's board of trustees, not to, among other things, (i) acquire or agree or publicly offer or propose to acquire ownership or control of (A) any securities of the Company in excess of 25% of the issued and outstanding Shares or (B) any subsidiary or assets or properties of the Company or any of its subsidiaries or divisions, including by way of tender offer, business combination, merger or other consolidation (provided that nothing shall prohibit Kimco and Mr. Cooper from proposing to acquire assets which the Company has announced an intention to sell or for which it is soliciting bids) or (ii) make any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities and Exchange Commission), and further agreed to vote any Excess Shares in accordance with the recommendation of the Company's board of trustees, (iii) form or join a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the provisions of Section 1 of the Standstill Agreement, other than a group consisting solely of two or more of Kimco, Services and Mr. Cooper and any Affiliated Persons, and (iv) disclose any intention, plan or arrangement inconsistent with the provisions of Section 1.

         On August 10, 2000, the Company entered into an amended and restated standstill agreement with the Reporting Persons which increased the number of Company securities that may be acquired by the Reporting Persons and their Affiliated Persons to 30% of the issued and outstanding Shares.

         On January 31, 2003, the Company entered into a second amended and restated standstill agreement with the Reporting Persons (the "Second Amended and Restated Standstill Agreement"), filed as Exhibit 5 hereto, to further increase the number of Company securities that may be acquired by the Reporting Persons and their Affiliated Persons to 33% of the issued and outstanding Shares. All other terms and conditions of original Standstill Agreement, as previously amended by the Amended and Restated Standstill Agreement, remain in effect as previously disclosed.

                                                             Page 6 of 21 pages

         Item 5. Interest in Securities of the Issuer.

         (a) Kimco beneficially owns 1,068,037 Shares (which includes all of the Shares owned by Services, all of whose outstanding voting common stock is owned by Kimco), or approximately 30.0% of the outstanding Shares, and Services beneficially owns an aggregate of 712,539 Shares, or approximately 20.0% of the outstanding Shares (based on 3,561,553 Shares reported by the Company to be outstanding as of November 12, 2002, in the Company's Quarterly Report on Form 10-Q for the Period Ended September 30, 2002).

         Mr. Cooper beneficially owns 32,951 Shares, or approximately .9% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership.

         Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule I to the Schedule 13D.

         (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, (i) Kimco, by reason of its ownership of all of Services' voting common stock, shares the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services, and (ii) with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

         (c) No transactions in Shares were effected by or for the account of Services since December 6, 2002.

         (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4 for a description of the Second Amended and Restated Standstill Agreement entered into by the Reporting Persons and the Company with respect to Shares of the Company held by the Reporting Persons on January 31, 2003.

                                                              Page 7 of 21 pages

         Item 7. Material to be Filed as Exhibits.

         Exhibit 5. Second Amended and Restated Standstill Agreement

                                                              Page 8 of 21 pages

                                    Signature
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       KIMCO REALTY CORPORATION


                                       By: /s/ Milton Cooper
                                           ------------------------------------
                                       Name:  Milton Cooper
                                       Title: Chairman and Chief Executive
                                       Officer

                                       KIMCO REALTY SERVICES, INC.


                                       By: /s/ Milton Cooper
                                           ------------------------------------
                                       Name:  Milton Cooper
                                       Title: President


                                       /s/ Milton Cooper
                                       ----------------------------------------
                                       Milton Cooper
Dated: February 3, 2003

                                                              Page 9 of 21 pages

                                  EXHIBIT INDEX

Exhibit                                                         Page Number
1.       Joint Filing Agreement                                      *
2.       Joint Filing Agreement                                      *
3.       Standstill Agreement                                        *
4.       Amended Standstill Agreement                                *
5.       Second Amended and Restated Standstill                     12
           Agreement

-------------
* Previously filed

                                                             Page 10 of 21 pages


                                   SCHEDULE I

         Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper, for whom such information is contained in Items 2 and 5 of the Schedule 13D. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United States of America.

Executive Officers & Directors of Kimco and Services.


                                                                                              Shares Beneficially
       Name                                     Principal Occupation or Employment                  Owned(1)
       ----                                     ----------------------------------            -------------------
Martin S. Kimmel                         Director of Kimco and Services, Chairman                    10,487(2)
                                         (Emeritus) of the Board of Directors of Kimco
                                         and Services

Michael J. Flynn                         Vice Chairman of the Board of Directors of Kimco              -0-
                                         and Services, President and Chief Operating
                                         Officer of Kimco and Services

Richard G. Dooley                        Director of Kimco; Consultant to Massachusetts                -0-
c/o Massachusetts Mutual Life            Mutual Life Insurance Company
Insurance Company
1295 State Street
Springfield, Mass. 01111

Joe Grills                               Director of Kimco; Chief Investment Officer for               -0-
11479 Twin Mountains Road                the IBM Retirement Funds, 1986-1993
Clifton, VI 22733

Frank Lourenso                           Director of Kimco; Executive Vice President of                -0-
c/o The Chase Manhattan Bank             J.P. Morgan
270 Park Avenue
New York, NY 10017

Thomas A. Caputo                         Executive Vice President of Kimco and Services                -0-

Glenn G. Cohen                           Vice President and Treasurer of Kimco and                     -0-
                                         Services

Ray Edwards                              Vice President of Kimco and Services                          -0-

Jerald Friedman                          Executive Vice President of Kimco and Services                -0-

David Henry                              Vice Chairman of the Board of Directors of Kimco              -0-
                                         and Chief Investment Officer of Kimco and
                                         Services

Bruce M. Kauderer                        Vice President, Legal and Secretary of Kimco and              -0-
                                         Services


                                                            Page 11 of 21 pages


                                                                                              Shares Beneficially
       Name                                     Principal Occupation or Employment                  Owned(1)
       ----                                     ----------------------------------            -------------------
Michael V. Pappagallo                    Chief Financial Officer of Kimco and Services                 -0-

David Samber                             Vice President of Kimco and Services                          -0-


----------------

1 All of such Shares were received in the Distribution and no consideration was paid therefor.

2 Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.